Exhibit 99.2

COMMTOUCH SOFTWARE LTD.

ANNUAL MEETING OF SHAREHOLDERS

Friday, December 30, 2005
10:00 a.m. Pacific Time

Commtouch Inc.
1300 Crittenden Lane, Suite 103
Mountain View, CA 94043

Commtouch Software Ltd.	proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on December 30, 2005.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2, 3, 4, 5, 6 and 7.

By signing the proxy, you revoke all prior proxies and appoint Gideon Mantel and Gary Davis, and each of them, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

See reverse for voting instructions.

The Board of Directors Recommends a Vote FOR Items 1, 2, 3, 4, 5, 6 and 7.

1. Election of directors:	01. Ian Bonner 01. Gideon Mantel 01. Amir Lev	04. Aviv Raiz 05. Nahum Sharfman 06. Lloyd E. Shefsky	|_|	Vote FOR all nominees (except as marked)	|_|	Vote FOR all nominees (except as marked)

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)					|______________________________|

2. To approve the compensation terms of Officers who are also Directors of the Company.	|_|	For	|_|	Against	|_|	Abstain

3. To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent public accountants for 2005.	|_|	For	|_|	Against	|_|	Abstain

v Please fold here v

4. To amend the Company's Amended and Restated Articles of Association to provide the Company with discretionary power to decide against postal delivery of annual financial statements.	|_|	For	|_|	Against	|_|	Abstain

5. To amend the Company's Amended and Restated Articles of Association to allow the Company to indemnify directors in connection with regulatory investigations and proceedings, pursuant to recent amendments to Israeli law.

	|_|	For	|_|	Against	|_|	Abstain

6. Subject to shareholder approval of proposal 5 above, to amend the existing indemnification agreements with each director accordingly.	|_|	For	|_|	Against	|_|	Abstain

7. To amend the Commtouch Software Ltd. Amended and Restated 1999 Nonemployee Directors Stock Option Plan.	|_|	For	|_|	Against	|_|	Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

				Date:	____________________________

Address Change?	Mark Box	|_|	Indicate changes below:

|______________________________|
Signature(s) in Box .

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.